Exhibit 99.4

Cenovus Energy Inc.

Supplementary Information – Oil and Gas Activities (unaudited)

For the Year Ended December 31, 2020

(Canadian Dollars)

DISCLOSURES ABOUT OIL AND GAS PRODUCING ACTIVITIES TOPIC 932 “EXTRACTIVE ACTIVITIES – OIL AND GAS” (unaudited)

The following select disclosures of Cenovus Energy Inc.’s (“Cenovus” or the “Company”) reserves and other oil and gas information have been prepared in accordance with United States (“U.S.”) Financial Accounting Standards Board (“FASB”) Topic 932, “Extractive Activities – Oil and Gas” and the U.S. disclosure requirements of the Securities and Exchange Commission (“SEC”).

All amounts pertaining to Cenovus’s audited Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise noted, all dollars are in millions of Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

On October 25, 2020, Cenovus announced that it had agreed to merge with Husky Energy Inc. (“Husky”). The transaction was accomplished through a plan of arrangement (the “Arrangement”) pursuant to which Cenovus acquired all the issued and outstanding common shares of Husky in exchange for common shares and common share purchase warrants of Cenovus. The Arrangement closed on January 1, 2021. This document excludes the reserves acquired as the Arrangement closed subsequent to December 31, 2020.

For a discussion of the material impact of the Arrangement on certain of Cenovus’s reserves data and certain other oil and gas information included in the Company’s 2020 annual information form (“AIF”), refer to the “Reserves Data and Other Oil and Gas Information” section of the Company’s AIF filed with securities regulatory authorities in Canada (available on SEDAR at sedar.com) and the U.S. (available on EDGAR at sec.gov), and available on the Company’s website at cenovus.com.”

RESERVES DATA

The SEC Modernization of Oil and Gas Reporting final rules require that proved after royalty reserves be estimated using existing economic conditions (constant pricing). Cenovus’s results have been calculated using the average of the first-day-of-the-month prices for the prior twelve-month period. This same twelve-month average price is also used in calculating the aggregate amount of (and changes in) future cash inflows related to the standardized measure of discounted future net cash flows relating to proved oil and gas reserves (“SMOG”). Future fluctuations in prices, production rates, or changes in political or regulatory environments could cause Cenovus’s share of future production from Canadian reserves to be materially different from that presented.

The reserves disclosed are effective December 31, 2020, and were prepared by the independent, qualified reserves evaluators (“IQREs”) McDaniel & Associates Consultants Ltd. and GLJ Ltd. There are significant differences between reserves evaluated under the SEC requirements and those presented in the Company’s AIF filed under National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”). NI 51-101 requires disclosure of before royalties reserves and the associated values using forecasted prices and costs.

The reserves presented in this supplemental information are estimates only. There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond the Company’s control. In general, estimates of economically recoverable bitumen, crude oil, natural gas liquids and natural gas reserves and the future net cash flows derived therefrom are based upon a number of variable factors and assumptions, including but not limited to: product prices; future operating and capital costs; historical production from the properties and the assumed effects of regulation by governmental agencies, including with respect to environmental regulations, royalty payments and taxes; initial production rates; production decline rates; and the availability, proximity and capacity of oil and gas gathering systems, pipelines and processing facilities, all of which may vary considerably from actual results.

All such estimates are to some degree uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For those reasons, estimates of the economically recoverable bitumen, crude oil, natural gas liquids and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. Cenovus’s actual production, sales, royalty payments, taxes and development and operating expenditures with respect to its reserves may vary from current estimates and such variances may be material. Actual reserves may be greater than or less than the estimates disclosed. For a full discussion of Cenovus’s material risk factors refer to “Risk Management and Risk Factors” in the Company’s annual 2020 Management’s Discussion and Analysis included in the annual report on Form 40-F of which this document forms a part.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

Cenovus Energy Inc.	2	Supplementary Information – Oil and Gas Activities (unaudited)

Canadian provincial royalties are determined based on a graduated percentage scale which varies with prices and production rates. Canadian reserves, as presented on a net basis, assume royalty rates in existence at the time the estimates were made.

The reserves data contained herein is dated February 8, 2021 with an effective date of December 31, 2020.

OIL AND GAS RESERVES INFORMATION

All of Cenovus’s reserves are located in Alberta and British Columbia, Canada.

Net Proved Reserves (Cenovus Share After Royalties) (1)(2)
Average Fiscal-Year Prices

	Bitumen	Crude Oil	Natural Gas Liquids	Natural Gas	Total
	(MMbbls) (3)	(MMbbls) (3)	(MMbbls) (3)	(Bcf) (3)	(MMBOE) (3)
2019
Beginning of year	4,115	12	46	1,059	4,350
Revisions and improved recovery	(212)	-	1	3	(211)
Extensions and discoveries	14	2	2	32	22
Purchase of reserves in place	-	-	-	1	-
Sale of reserves in place	-	-	-	(1)	-
Production	(103)	(2)	(8)	(158)	(139)
End of year	3,814	12	41	936	4,022
Developed	764	8	32	761	930
Undeveloped	3,050	4	9	175	3,092
Total	3,814	12	41	936	4,022
2020
Beginning of year	3,814	12	41	936	4,022
Revisions and improved recovery	580	(2)	(4)	(125)	553
Extensions and discoveries	-	3	-	9	5
Purchase of reserves in place	-	-	-	9	2
Sale of reserves in place	-	(7)	-	-	(7)
Production	(124)	(2)	(6)	(137)	(155)
End of year	4,270	4	31	692	4,420
Developed	817	3	23	557	936
Undeveloped	3,453	1	8	135	3,484
Total	4,270	4	31	692	4,420
(1)	Definitions:

(a) “Net” reserves are the remaining reserves attributable to Cenovus, after deduction of estimated royalties and including royalty interests.

(b) “Proved” oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations, i.e., prices and costs as of the date the estimate is made.

(c) “Developed” oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods in which the cost of the required equipment is relatively minor compared to the cost of a new well.

(d) “Undeveloped” reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(2)	Estimates of total net proved bitumen, crude oil, natural gas liquids, or natural gas reserves are not filed by Cenovus with any U.S. federal authority or agency other than the SEC.
(3)	“Million barrels” is abbreviated as MMbbls, “billion cubic feet” is abbreviated as Bcf, and “million barrels of oil equivalent” is abbreviated as MMBOE.

Changes to Reserves

The explanation of significant year-over-year changes in the Company’s net proved reserves for the years ended December 31, 2020 and December 31, 2019 is set forth below.

Year ended December 31, 2020

The changes to the Company’s net proved bitumen reserves in 2020 are explained as follows:

•

Revisions and improved recovery: Decreased bitumen prices resulted in lower royalties payable for the Company’s Christina Lake and Foster Creek properties which resulted in an increase in net proved reserves of 454 million barrels. Improved recovery performance at Christina Lake and Foster Creek resulted in an increase in net proved reserves of 126 million barrels.

Cenovus Energy Inc.	3	Supplementary Information – Oil and Gas Activities (unaudited)

The changes to the Company’s net proved reserves of crude oil, natural gas liquids and natural gas in 2020 are explained as follows:

•

Revisions and improved recovery: Changes to product pricing resulted in net proved reserves of crude oil decreasing by one million barrels and natural gas increasing by four billion cubic feet, respectively. Updates to the Conventional segment development plan decreased net proved reserves of crude oil, natural gas liquids and natural gas by one million barrels, four million barrels and 129 billion cubic feet, respectively.

•	Extensions and discoveries: Conventional segment development identified net proved reserves of crude oil and natural gas of three million barrels and nine billion cubic feet, respectively.
•	Purchase of reserves in place: The Company completed several minor acquisitions in its Conventional segment, increasing its net proved reserves of natural gas by nine billion cubic feet.
•	Sale of reserves in place: The Company sold its Marten Hills property in December 2020, reducing its net proved reserves of crude oil by seven million barrels.

Year ended December 31, 2019

The changes to the Company’s net proved bitumen reserves in 2019 are explained as follows:

•

Revisions and improved recovery: Increased bitumen prices resulted in higher royalties payable for the Company’s Christina Lake and Foster Creek properties which resulted in a decrease in net proved reserves of 212 million barrels.

•	Extensions and discoveries: Recognition of a phase expansion at Christina Lake increased the Company’s net proved reserves by 14 million barrels.

The changes to the Company’s net proved reserves of crude oil, natural gas liquids and natural gas in 2019 are explained as follows:

•

Extensions and discoveries: The Marten Hills development identified two million barrels of net proved crude oil reserves. Conventional segment development identified net proved reserves of natural gas liquids and natural gas of two million barrels and 32 billion cubic feet, respectively.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN

In calculating SMOG, the average of the first-day-of-the-month prices for the prior twelve-month period and cost assumptions were applied to Cenovus’s annual future production from net proved reserves to determine cash inflows. Future production and development costs do not include any cost inflation and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10 percent discount factor to the future net cash flows. The calculation of SMOG is based upon the discounted future net cash flows prepared by IQREs in relation to the reserves they respectively evaluated, and adjusted to the extent provided by contractual arrangements such as price risk management activities, in existence at year end and to account for asset retirement obligations and future income taxes.

Cenovus cautions that the discounted future net cash flows relating to proved oil and gas reserves are an indication of neither the fair market value of Cenovus’s oil and gas properties, nor the future net cash flows expected to be generated from such properties. The discounted future net cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in crude oil, natural gas liquids and natural gas prices, development, asset retirement and production costs and possible changes to tax and royalty regulations. The prescribed discount rate of 10 percent may not appropriately reflect future interest rates. The computation also excludes values contributed by Cenovus’s enhancement of the netback price from market optimization activities.

Computation of the SMOG was based on the following average of the first-day-of-the-month benchmark prices for the twelve-month period before the end of the year:

	Crude Oil and Natural Gas Liquids				Natural Gas
	WTI (1) Cushing Oklahoma	WCS (2)	Edmonton MSW (3)	Edmonton C5+	Henry Hub Louisiana	AECO (4)
	(US$/bbl)	(C$/bbl)	(C$/bbl)	(C$/bbl)	(US$/MMBtu)	(C$/MMBtu)
2020	39.57	36.37	45.76	50.07	1.98	2.13
2019	55.69	55.65	67.09	69.19	2.58	1.76
(1)	WTI is an abbreviation for West Texas Intermediate.
(2)	WCS is an abbreviation for Western Canadian Select.
(3)	MSW is an abbreviation for Mixed Sweet Blend.
(4)	AECO is an abbreviation for Alberta Energy Company.

Cenovus Energy Inc.	4	Supplementary Information – Oil and Gas Activities (unaudited)

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

($ millions)	2020	2019
Future cash inflows	101,980	164,640
Less future:
Production costs	41,248	38,880
Development costs	22,501	22,625
Asset retirement obligation payments (1)	3,384	3,524
Income taxes	6,950	22,031
Future net cash flows	27,897	77,580
Less 10 percent annual discount for estimated timing of cash flow	18,163	50,370
Discounted future net cash flow	9,734	27,210
(1)

Includes future abandonment and reclamation costs associated with existing and future wells having attributed reserves, non‑reserves wells and gathering systems, batteries, plants and processing facilities.

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

($ millions)	2020	2019
Balance, beginning of year	27,210	10,783
Changes resulting from:
Sales of oil and gas produced during the period, net of operating costs (1)	(1,625)	(3,723)
Extensions, discoveries and improved recovery, net of related cost	13	153
Purchases of proved reserves in place	5	1
Sales of proved reserves in place	(18)	(1)
Net change in prices and production costs (1)	(28,210)	24,360
Revisions to quantity estimates	1,262	(454)
Accretion of discount	3,456	1,325
Previously estimated development costs incurred, net of change in future development costs	2,620	75
Other	(415)	(425)
Net change in income taxes	5,436	(4,884)
Balance, end of year	9,734	27,210
(1)

On January 1, 2019, Cenovus adopted IFRS 16, “Leases” (“IFRS 16”), which prescribes a different accounting treatment for operating leases than U.S. Generally Accepted Accounting Principles (“US GAAP”). Under US GAAP, the amortization of a right-of-use asset and interest expense related to an operating lease are recorded by nature of the expense on the income statement (production costs). Under IFRS 16, amortization of a right-of-use asset and interest expense are classified as depreciation expense and finance costs, respectively. As a result, changes in SMOG due to the amortization of right-of-use assets and interest payments have been included by Cenovus in “Net change in prices and production costs”.

OTHER FINANCIAL INFORMATION

Results of Operations

($ millions)	2020	2019
Oil and gas sales to external customers, net of royalties, transportation and blending and realized risk management	2,761	4,683
Intersegment sales	276	417
	3,037	5,100
Less:
Operating costs and accretion of asset retirement obligations	1,468	1,434
Depreciation, depletion and amortization	2,564	1,862
Inventory Write-Down (Reversal)	316	-
Exploration expense	91	82
Operating income	(1,402)	1,722
Income taxes	(336)	456
Results of operations	(1,066)	1,266

Capitalized Costs

($ millions)	2020	2019
Proved oil and gas properties	29,867	29,365
Unproved oil and gas properties (1)	623	787
Total capital cost	30,490	30,152
Accumulated depreciation, depletion and amortization	8,379	6,008
Net capitalized costs	22,111	24,144
(1)	Unproved oil and gas properties include exploration and evaluation assets for which no proved reserves have been recognized.

Cenovus Energy Inc.	5	Supplementary Information – Oil and Gas Activities (unaudited)

Costs Incurred

($ millions)	2020	2019
Acquisitions
Unproved (1)	12	4
Proved (2) (3)	6	5
Total acquisitions	18	9
Exploration costs	46	73
Development costs	459	686
Total costs incurred	523	768
(1)	An unproved property is a property to which no proved or probable reserves have been specifically attributed.
(2)	A proved property is a property to which proved and probable reserves have been specifically attributed.
(3)	Asset retirement costs are included in the year of acquisition.

Cenovus Energy Inc.	6	Supplementary Information – Oil and Gas Activities (unaudited)